CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES 2025 BUDGET
CALGARY, ALBERTA – JANUARY 9, 2025 – FOR IMMEDIATE RELEASE
Canadian Natural’s President, Scott Stauth, commented on the Company's 2025 budget “Our high quality, diversified asset base combined with our flexible capital allocation strategy is a significant competitive advantage. Our disciplined and focused approach allocates capital and optimizes the product mix based on the highest return projects, maximizing value for our shareholders.
Our 2025 operating capital budget of approximately $6 billion targets to deliver value growth and strong returns on capital. Annual average production in 2025 is targeted to be between 1,510 MBOE/d and 1,555 MBOE/d, resulting in production growth of approximately 170 MBOE/d or 12% over 2024 levels based on the mid-point of corporate guidance. This significant corporate growth includes the previously disclosed strategic acquisition of the AOSP and Duvernay assets completed in 2024. With our current shareholder returns framework, this growth is targeted to deliver production per share growth of 12% to 16%, based upon recent strip pricing.
Our diversified production mix remains balanced and is targeted to consist of approximately 47% light crude oil, NGLs and Synthetic Crude Oil ("SCO"), 26% heavy crude oil and 27% natural gas, based on the mid-point of our corporate production guidance range."
Canadian Natural’s Chief Financial Officer, Mark Stainthorpe, continued “Our commitment to shareholder returns and a strong financial position is supported by our effective and efficient operations which drive significant free cash flow generation. Our financial strength gives us the flexibility to deliver on our plan and continue to drive long-term shareholder value.
In 2024, we delivered significant returns to shareholders through share repurchases and two dividend increases, with the most recent quarterly dividend increase to $0.5625 per common share announced in October 2024. Canadian Natural has increased its dividend for 25 consecutive years with a compound annual growth rate ("CAGR") of 21% over that time frame.
With our disciplined 2025 capital budget, low maintenance capital requirements and a long life low decline asset base, we target to generate strong returns on capital and continue to deliver returns to our shareholders while also reducing our net debt, as per the Company's free cash flow allocation policy."

2025 BUDGET HIGHLIGHTS
Canadian Natural's strategy of maintaining a large, diverse portfolio of high quality assets, supported by our long life low decline production, provides the Company with a significant competitive advantage as it enables the Company to maximize shareholder value through flexible capital allocation and optimized product mix. The Company’s focus on effective and efficient operations drives high return on capital projects that deliver industry leading free cash flow(1) which will strengthen the balance sheet and be returned to shareholders.
▪Canadian Natural's 2025 operating capital budget is disciplined, targeted at approximately $6 billion(1), and includes capital related to a number of acquisitions for which agreements between parties have been reached, with closings targeted in Q1/25, subject to regulatory approvals and other customary closing conditions. With this capital, the Company is targeting production growth in 2025 as well as mid to long-term production and capacity growth. In addition, the Company has approved approximately $135 million of capital, consisting of $90 million related to carbon capture and $45 million related to a one-time office move. Highlights of the 2025 budget include:
•Canadian Natural has a unique and diverse asset base which allows the Company to adapt quickly to changing market conditions. The Company’s 2025 budget targets a level loaded drilling program throughout the year and will maintain flexibility to manage effective capital allocation.
•The Company is progressing with its highly capital efficient drill to fill development strategy across its Conventional E&P assets, including the following:
◦The Company targets to drill 361 net wells across our extensive crude oil and liquids-rich natural gas assets.
–The program includes 97 net light crude oil wells, primarily in the Montney, Dunvegan and Mannville as well as 82 net liquids-rich natural gas wells, primarily in the recently acquired Duvernay assets and in our Montney assets.
–The Company is targeting to drill 174 heavy crude oil wells, of which 156 are multilateral wells primarily in the Mannville.
•The Company is continuing with its highly capital efficient thermal in situ drilling program, including the following:
–At Kirby, the Company is targeting to drill a Steam Assisted Gravity Drainage ("SAGD") pad in Q1/25 and a second SAGD pad in Q4/25, which are targeted to come on production in Q4/25 and Q4/26 respectively.
–At Pike, the Company is targeting to drill two SAGD pads in the first half of 2025, which will be tied into the existing Jackfish facilities. These two pads are targeted to come on production in 2026 and keep the Jackfish plants at full capacity.
–The Company is targeting to drill and bring on production 25 infill wells across its thermal in situ assets during the year, which access additional reservoir and bring forward reserves while effectively optimizing Steam to Oil ratios ("SOR").
•Canadian Natural continues to pursue opportunities to debottleneck and increase production at both Horizon and at the Athabasca Oil Sands Project ("AOSP").
◦At Horizon, the Company completed the reliability enhancement project in 2024 which increases the capacity of the zero decline, high value SCO production at Horizon over a two year timeframe by shifting the planned turnarounds to once every two years from the previous annual cycle. As a result, 2025 will be the first year without a planned turnaround, resulting in high targeted utilization at Horizon.
–With additional infrastructure in place following the completion of this project, the Company can perform certain maintenance activities with zero production impact. Capital savings are targeted to be approximately $75 million in 2025 from 2024 levels as a result of no planned turnaround impacting production.
◦At Horizon, the Company is progressing its Naphtha Recovery Unit Tailings Treatment ("NRUTT") project that targets incremental production of approximately 6,300 bbl/d of SCO following mechanical completion in Q3/27.
◦At AOSP, Canadian Natural successfully completed the acquisition of an additional 20% working interest in Q4/24, bringing total ownership to 90%, contributing significant sustainable free cash flow generation and long-term shareholder value. Additionally, following the completion of the debottlenecking project at the Scotford Upgrader completed in Q4/24, gross capacity increased by 8,000 bbl/d, 7,200 bbl/d net to Canadian Natural.
(1)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of this press release and the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three and nine months ended September 30, 2024, dated October 30, 2024.

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2025 Capital Budget(1) ($ millions)	2025 Budget
Conventional E&P	$3,200
Thermal and Oil Sands Mining & Upgrading	$2,815
Subtotal - Operating Capital Budget	$6,015
Carbon Capture ($90 million) & One-time Office Move ($45 million)	$135
Total Capital Budget	$6,150
(1)2025 capital budget reflects budgeted net capital expenditures, excluding abandonment expenditures related to the execution of the Company's abandonment and reclamation programs in North America and the North Sea. The 2025 budget includes capital related to a number of acquisitions for which agreements between parties have been reached, with closings targeted in Q1/25, subject to regulatory approvals and other customary closing conditions.
2025 Targeted Production
▪Canadian Natural is targeting a production guidance range of 1,510 MBOE/d to 1,555 MBOE/d in 2025, which represents growth of approximately 170 MBOE/d or 12% over 2024 levels, based on the mid-point of the range.
•Production per share growth in 2025 is targeted to range between 12% and 16% when compared to 2024 levels as a result of the Company's strong free cash flow generation, which, after dividends, we target to allocate 60% to shareholders in 2025.
•The targeted production mix in 2025 is balanced, consisting of approximately 47% high value light crude oil, NGLs and SCO, 26% heavy crude oil and 27% natural gas, based upon the mid-point of corporate production guidance.
•Liquids production guidance, including SCO volumes, is targeted to be 1,106 Mbbl/d to 1,142 Mbbl/d, representing absolute growth of approximately 119 Mbbl/d or 12% over 2024 based on the mid-point of the 2025 range. The Company's long life low decline production represents approximately 77% of its total targeted liquids production in 2025.
◦At AOSP, a planned turnaround at the non-operated Scotford Upgrader is targeted for Q2/25, when the Upgrader will run at reduced rates for 73 days, impacting net annual average production by approximately 31,000 bbl/d.
◦In Offshore Africa, the Company targets to send our Baobab Floating Production, Storage and Offloading vessel ("FPSO"), which has been on-station for 20 years, to dry-dock for refurbishment. Production from Baobab is targeted to be suspended in late January 2025 and resume in Q2/26, impacting 2025 net annual production by approximately 7,800 bbl/d.
•Natural gas production is targeted to range between 2,425 MMcf/d to 2,480 MMcf/d, representing absolute growth of approximately 305 MMcf/d or 14% over 2024 levels, based on the mid-point of the 2025 range.

2025 Targeted Production(1) (before royalties)	2025 Budget
Natural Gas (MMcf/d)	2,425 - 2,480
Conventional E&P Crude Oil & NGLs (Mbbl/d)	296 - 307
Thermal and Oil Sands Mining & Upgrading (Mbbl/d)	810 - 835
Total Liquids (Mbbl/d)	1,106 - 1,142
Total MBOE/d	1,510 - 1,555
(1)Reflects planned downtime for turnaround activities in all areas, including Canadian Natural’s 90% ownership in AOSP and the Scotford Upgrader.
Note: Rounded to the nearest 1,000 bbl/d.

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CONFERENCE CALL & PRESENTATION
This press release will be accompanied by a conference call and presentation, where the Company will discuss its 2025 budget and strategy for maximizing shareholder value.
Note: Presentation materials will be available for download from our website 30 minutes prior to the start of the event.
The event will take place on Thursday, January 9, 2025 at 7:00 a.m. MST / 9:00 a.m. EST.
Dial-in to the event:
North America 1-800-717-1738 / International 001-289-514-5100
Webcast presentation:
Access to the webcast can be found on our website, www.cnrl.com
Conference call replay:
North America 1-888-660-6264 / International 001-289-819-1325 (Passcode: 62842#)
Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED T (403) 517-6700 F (403) 517-7350 E ir@cnrl.com 2100, 855 - 2 Street S.W. Calgary, Alberta, T2P 4J8 www.cnrl.com

SCOTT G. STAUTH President MARK A. STAINTHORPE Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

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ADVISORY
Special Note Regarding Forward-Looking Statements
Certain statements relating to Canadian Natural Resources Limited (the "Company") in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "focus", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed", "aspiration" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to the Company's strategy or strategic focus, capital budget, expected future commodity pricing, forecast or anticipated production volumes, royalties, production expenses, capital expenditures, abandonment expenditures, income tax expenses, and other targets provided throughout this document and the Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of the Company, including the strength of the Company's balance sheet, the sources and adequacy of the Company's liquidity, and the flexibility of the Company's capital structure, constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including, without limitation, those in relation to: the Company's assets at Horizon Oil Sands ("Horizon"), Athabasca Oil Sands Project (“AOSP”), the Primrose thermal oil projects ("Primrose"), the Pelican Lake water and polymer flood projects ("Pelican Lake"), the Kirby thermal oil sands project ("Kirby"), the Jackfish thermal oil sands project ("Jackfish") and the North West Redwater bitumen upgrader and refinery; construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas, natural gas liquids ("NGLs") or synthetic crude oil ("SCO") that the Company may be reliant upon to transport its products to market; the abandonment and decommissioning of certain assets and the timing thereof; the development and deployment of technology and technological innovations; the financial capacity of the Company to complete its growth projects and responsibly and sustainably grow in the long-term; and the materiality of the impact of tax interpretations and litigation on the Company's results, also constitute forward-looking statements. These forward-looking statements are based on annual budgets and multi-year forecasts, and are reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserves and production estimates.
The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the earlier of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions (including as a result of the actions of the Organization of the Petroleum Exporting Countries Plus ("OPEC+"), the impact of conflicts in the Middle East, the impact of the Russian invasion of Ukraine, increased inflation, and the risk of decreased economic activity resulting from a global recession) which may impact, among other things, demand and supply for and market prices of the Company's products, and the availability and cost of resources required by the Company's operations; volatility of and assumptions regarding crude oil, natural gas and NGLs prices; fluctuations in currency and interest rates; assumptions on which the Company's current targets are based; economic conditions in the countries and regions in which the Company conducts business; changes in the international trade environment, including with respect to tariffs and key trade agreements; uncertainty in the regulatory framework governing greenhouse gas emissions including, among other things, financial and other support from various levels of government for climate related initiatives and potential emissions or production caps; political uncertainty, including changes in government, actions of or against terrorists, insurgent groups or other conflict including conflict between states; the ability of the Company to prevent and recover from a cyberattack, other cyber-related crime and other cyber-related incidents; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; the impact of competition; the Company's defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company to complete capital programs; the Company's ability to secure adequate transportation for its products; unexpected disruptions or delays in the mining, extracting or upgrading of the Company's bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build, maintain, and operate its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in the mining, extracting or upgrading the Company's bitumen products; availability and cost of financing; the Company's success of exploration and development activities and its ability to replace and expand crude oil and natural gas reserves; the Company's ability to meet its targeted production levels; timing and success of integrating the business and operations of acquired companies and assets, including the acquired working interests in AOSP and Duvernay assets from Chevron Canada Limited (“Chevron”) on December 6, 2024; production levels; imprecision of reserves estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety, competition, environmental laws and regulations and the impact of climate change initiatives on capital expenditures and production expenses); interpretations of applicable tax and competition laws and regulations; asset retirement obligations; the sufficiency of the Company's liquidity to support its growth strategy and to sustain its operations in the short, medium, and long-term; the strength of the Company's balance sheet; the flexibility of the Company's capital structure; the adequacy of the Company's provision for taxes; the impact of legal proceedings to which the Company is party; and other circumstances affecting revenues and expenses. The Company's operations have been, and in the future may be, affected by political developments and by national, federal, provincial, state and local laws and regulations such as restrictions on production, the imposition of tariffs on the Company’s products, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or

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gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.
Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this document or the Company's MD&A could also have adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by applicable law, the Company assumes no obligation to update forward-looking statements in this document or the Company's MD&A, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or the Company’s estimates or opinions change.
Special Note Regarding Common Share Split and Comparative
At the Company's Annual and Special Meeting held on May 2, 2024, shareholders passed a Special Resolution approving a two for one common share split effective for shareholders of record as of market close on June 3, 2024. On June 10, 2024, shareholders of record received one additional share for every one common share held, with common shares trading on a split-adjusted basis beginning June 11, 2024. Common share, per common share, dividend, and stock option amounts for periods prior to the two for one common share split have been updated to reflect the common share split.
Special Note Regarding Amendments to the Competition Act (Canada)
On June 20, 2024, amendments to the Competition Act (Canada) came into force with the adoption of Bill C-59, An Act to Implement Certain Provisions of the Fall Economic Statement which impact environmental and climate disclosures by businesses. As a result of these amendments, certain public representations by a business regarding the benefits of the work it is doing to protect or restore the environment or mitigate the environmental and ecological causes or effects of climate change may violate the Competition Act's deceptive marketing practices provisions. These amendments include substantial financial penalties and, effective June 20, 2025, a private right of action which will permit private parties to seek an order from the Competition Tribunal under the deceptive marketing practices provisions. Uncertainty surrounding the interpretation and enforcement of this legislation may expose the Company to increased litigation and financial penalties, the outcome and impacts of which can be difficult to assess or quantify and may have a material adverse effect on the Company's business, reputation, financial condition, and results.
Special Note Regarding Currency, Financial Information and Production
This document should be read in conjunction with the Company's unaudited interim consolidated financial statements (the "financial statements") and MD&A for the three and nine months ended September 30, 2024, and the Company's audited consolidated financial statements for the year ended December 31, 2023. All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s financial statements and MD&A for the three and nine months ended September 30, 2024 have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Production volumes and per unit statistics are presented throughout this document on a "before royalties" or "company gross" basis, and realized prices are net of blending and feedstock costs and exclude the effect of risk management activities. In addition, reference is made to crude oil and natural gas in common units called barrel of oil equivalent ("BOE"). A BOE is derived by converting six thousand cubic feet ("Mcf") of natural gas to one barrel ("bbl") of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of this document, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and SCO. Production on an "after royalties" or "company net" basis is also presented for information purposes only.
Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2023, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Information in such Annual Information Form and on the Company's website does not form part of and is not incorporated by reference in the Company's MD&A.
Special Note Regarding Non-GAAP and Other Financial Measures
This document includes references to non-GAAP measures, which include non-GAAP and other financial measures as defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. These financial measures are used by the Company to evaluate its financial performance, financial position or cash flow and include non-GAAP financial measures, non-GAAP ratios, total of segments measures, capital management measures, and supplementary financial measures. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP and other financial measures. The non-GAAP and other financial measures used by the Company may not be comparable to similar measures presented by other companies, and should not be considered an alternative to or more meaningful than the most directly comparable financial measure presented in the Company's financial statements, as applicable, as an indication of the Company's performance. Descriptions of the Company’s non-GAAP and other financial measures included in this document, and reconciliations to the most directly comparable GAAP measure, as applicable, are provided below as well as in the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three and nine months ended September 30, 2024, dated October 30, 2024.

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Capital Budget
Capital budget is a forward looking non-GAAP financial measure. The capital budget is based on net capital expenditures (Non-GAAP Financial Measure) and excludes net acquisition costs. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for more details on net capital expenditures.
The 2025 capital budget reflects budgeted net capital expenditures, before capital related to the office relocation and abandonment expenditures related to the execution of the Company's abandonment and reclamation programs in North America and the North Sea. The Company currently carries an Asset Retirement Obligation ("ARO") liability on its balance sheet for these budgeted future expenditures. Abandonment expenditures are reported before the impact of current income tax recoveries. Current tax recoveries are refundable at a rate of approximately 23% in Canada and a combined current income tax and Petroleum Revenue Tax ("PRT") rate approximating 70% to 75% in the UK portion of the North Sea. The Company is eligible to recover interest on refunded PRT previously paid.
Capital Efficiency
Capital efficiency is a supplementary financial measure that represents the capital spent to add new or incremental production divided by the current rate of the new or incremental production. It is expressed as a dollar amount per flowing volume of a product ($/bbl/d or $/BOE/d). The Company considers capital efficiency a key measure in evaluating its performance, as it demonstrates the efficiency of the Company's capital investments.
Free Cash Flow Allocation Policy
Free cash flow is a non-GAAP financial measure. The Company considers free cash flow a key measure in demonstrating the Company’s ability to generate cash flow to fund future growth through capital investment, pay returns to shareholders and to repay or maintain net debt levels, pursuant to the free cash flow allocation policy.
The Company’s free cash flow is used to determine the targeted amount of shareholder returns after dividends. The amount allocated to shareholders varies depending on the Company’s net debt position.
Free cash flow is calculated as adjusted funds flow less dividends on common shares, net capital expenditures and abandonment expenditures. The Company targets to manage the allocation of free cash flow on a forward looking annual basis, while managing working capital and cash management as required.
In October 2024, the Board of Directors adjusted the allocation of free cash flow as follows:
▪60% of free cash flow to shareholder returns and 40% to the balance sheet until net debt reaches $15 billion.
▪When net debt is between $12 billion and $15 billion, free cash flow allocation will be 75% to shareholder returns and 25% to the balance sheet.
▪When net debt is at or below $12 billion, up from the current target of $10 billion, free cash flow allocation will be 100% to shareholder returns.
Prior to October 2024, the Company was targeting to allocate 100% of its free cash flow in 2024 to shareholder returns.
The Company's free cash flow for the three and nine months ended September 30, 2024 is shown below:

	Three Months Ended		Nine Months Ended
($ millions)	Sep 30 2024	Jun 30 2024	Sep 30 2024
Adjusted funds flow (1)	$3,921	$3,614	$10,673
Less: Dividends on common shares	1,118	1,125	3,319
Net capital expenditures (2)	1,349	1,621	4,083
Abandonment expenditures	204	129	495
Free cash flow	$1,250	$739	$2,776
(1)Refer to the descriptions and reconciliations to the most directly comparable GAAP measure, which are provided in the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three and nine months ended September 30, 2024, dated October 30, 2024.
(2)Non-GAAP Financial Measure. Refer to the "Non-GAAP and Other Financial Measures" section of the Company's MD&A for the three and nine months ended September 30, 2024, dated October 30, 2024.
Long-term Debt, net
Long-term debt, net (also referred to as net debt) is a capital management measure that is calculated as current and long-term debt less cash and cash equivalents.

($ millions)	Sep 30 2024	Jun 30 2024	Dec 31 2023	Sep 30 2023
Long-term debt	$10,029	$10,149	$10,799	$11,644
Less: cash and cash equivalents	721	915	877	125
Long-term debt, net	$9,308	$9,234	$9,922	$11,519

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